                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )
                                              --

                            HERITAGE WORLDWIDE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    427266101
                                 --------------
                                 (CUSIP Number)

                                Milo Finance S.A.
                               2 rue Jean Engling
                               LX 1510 Luxembourg

                                 with a copy to:

                               Jay W. Seeman, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                             Telephone (212)735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  March 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.







                       (Continued on following page(s))

 1    Names of Reporting Persons          MILO FINANCE S.A.
      I.R.S. Identification Nos. of Above Persons (Entities Only)
            N/A

 2    Check the Appropriate Box if a Member of a Group*
                                                                  (a)[X]
                                                                  (b)[ ]

      SEC Use Only

 4    Source of Funds*

            225,504 shares of capital stock of Poly Implants Protheses S.A., a French limited liability entity and a 99.4%-owned subsidiary of Milo Finance S.A.

 5    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e)                                  [ ]

 6    Citizenship or Place of Organization
      Luxembourg

                7  Sole Voting Power
  Number of          13,741,667
   Shares
Beneficially    8  Shared Voting Power
  Owned By           13,741,667
    Each
  Reporting     9  Sole Dispositive Power
 Person With         13,741,667

               10  Shared Dispositive Power
                     13,741,667



11    Aggregate Amount Beneficially Owned By Each Reporting Person
            13,741,667

12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                     [ ]

13    Percent of Class Represented by Amount in Row (11)
            85.0%

14    Type of Reporting Person*
            OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.427266101
                                      13D


1     Names of Reporting Persons          GRAHAM TURNER LTD
      I.R.S. Identification Nos. of Above Persons (Entities Only)
            N/A

2    Check the Appropriate Box if a Member of a Group*
                                                                  (a)[X]
                                                                  (b)[ ]

3    SEC Use Only

4    Source of Funds*
            N/A

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization
            British Virgin Islands

                7  Sole Voting Power
  Number of          0
   Shares
Beneficially    8  Shared Voting Power
  Owned By           13,054,584
    Each
  Reporting     9  Sole Dispositive Power
 Person With         0

               10  Shared Dispositive Power
                     13,054,584



11    Aggregate Amount Beneficially Owned By Each Reporting Person
            13,054,584

12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                     [ ]

13    Percent of Class Represented by Amount in Row (11)
            78.3%

14    Type of Reporting Person*
            OO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.427266101
                                      13D


 1    Names of Reporting Persons          ALAIN SEREYJOL GARROS
      I.R.S. Identification No. of Above Persons (Entities Only)
            N/A

 2    Check the Appropriate Box if a Member of a Group*
                                                                  (a)[X]
                                                                  (b)[ ]
 3    SEC Use Only

 4    Source of Funds*
            N/A

 5    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e)                                  [ ]

 6    Citizenship or Place of Organization
            France

                7  Sole Voting Power
  Number of          0
   Shares
Beneficially    8  Shared Voting Power
  Owned By           13,054,584
    Each
  Reporting     9  Sole Dispositive Power
   Person            0
    With
               10  Shared Dispositive Power
                     13,054,584



11    Aggregate Amount Beneficially Owned By Each Reporting Person
            13,054,584

12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                     [ ]

13    Percent of Class Represented by Amount in Row (11)
            78.3%

14    Type of Reporting Person*
            IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.427266101
                                      13D

ITEM 1.SECURITY AND ISSUER

      This Schedule 13D (the "Schedule") relates to the common stock, par value $.001 per share ("Common Stock"), of Heritage Worldwide, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 712 Fifth Avenue, 7th Floor, New York, NY

ITEM 2.IDENTITY AND BACKGROUND


        (a)-(c) This Statement is jointly filed by the following persons or entities (collectively referred to as the "Reporting Persons"):

                Milo Finance, S.A. ("Milo");
                Graham Turner Ltd ("Graham Turner"); and
                Alain Sereyjol Garros ("Sereyjol")

            (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Milo Finance is a limited liability entity formed under the laws of Luxembourg. Graham Turner is a limited liability entity formed under the laws of the British Virgin Islands. Sereyjol is a citizen of France.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      An aggregate of 13,741,667 new shares of Common Stock were issued to Milo by the Issuer as consideration for the purchase by the Issuer of 225,504 shares of capital stock of Poly Implants Protheses, S.A., a French limited liability entity ("PIP"), held by Milo. As a result of such acquisition, the Issuer acquired approximately 99.4% of the issued and outstanding capital stock of PIP and Milo became the record and beneficial owner of approximately 85% of the issued and outstanding Common Stock. No cash consideration was included in the transaction.

CUSIP
No.427266101
                                      13D

ITEM 4.PURPOSE OF TRANSACTION

      The purpose of the subject transaction was to effect the acquisition of the Issuer by Milo and the acquisition of PIP by the Issuer and to thereby gain potentially greater access to United States capital markets in connection with the planned introduction by PIP of its breast implant products in the United States market. Set forth below is a description of all plans or proposals that the reporting persons have that relate to or would result in any of the events described in Items 4(a) through (j):

      (a) Under the terms of the Acquisition Agreement referred to in Item 7(a), Gem Global Yield Fund Ltd., Gem Singapore, Ltd., Ocean Strategic Holdings Ltd., and Gem Strategic Holdings Ltd. (the "GEM Group") may be entitled to receive warrants to purchase up to 1,000,000 additional shares of Common Stock for acting as financial advisors in connection with a proposed private placement of up to 1,000,000 shares of Common Stock by the Issuer. Each warrant will entitle the holder thereof to purchase Common Stock at a price of $1.00 per share, for a period of five years commencing on the date the warrant is issued.

      (b) None.

      (c)  None.

      (d) Under the terms of the Stockholders' Agreement referred to in Item 7(b), Milo will have the right to designate two members of the Board of Directors of the Issuer and the GEM Group will have the right to designate one member to the Board of Directors of the Issuer.

      (e) None.

      (f) None.

      (g) None.

      (h) None.

      (i) None.

      (j) None.

ITEM 5.INTERESTS IN SECURITIES OF THE ISSUER

      The following list sets forth the aggregate number and percentage (based on 2,425,000 shares of Common Stock outstanding prior to giving effect to the subject transaction as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2002 and an aggregate of 16,167,667 shares of Common Stock outstanding after giving effect thereto) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 3, 2003.

CUSIP
No.427266101
                                      13D

                            Shares of Common     Percentage of Shares
                           Stock Beneficially      of Common Stock
Name                             Owned            Beneficially Owned
----                             -----            ------------------
Milo                           13,741,667               85.0%
Graham Turner                  13,054,584               78.3%
Sereyjol                       13,054,584               78.3%


ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to the Stockholders' Agreement referred to in Item 7(b), the members of the GEM Group are restricted for certain periods of time from selling certain shares of Common Stock held by them or from making block transfers of Common Stock without providing Milo notice of and the right to participate in any such transfer on a share for share basis and Milo and the GEM Group each agree to vote their shares in favor of the election of each others' designees for the Board of Directors of the Issuer.

ITEM 7.MATERIALS TO BE FILED AS EXHIBITS

      (a) Acquisition Agreement dated as of February 28, 2003, among the Issuer, the GEM Group, PIP and Milo.

      (b) Stockholders' Agreement dated as of February 28, 2003, among the Issuer, the Gem Group, and Milo.

CUSIP
No. 427266107                       13D
------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: March 11, 2003

                                    MILO FINANCE S.A.


                                    By:   /s/ Alain Sereyjol Garros
                                       ---------------------------------
                                         Name: Alain Sereyjol Garros
                                         Title:   Authorized Signatory

                                    GRAHAM TURNER LTD


                                    By:   /s/ Alain Sereyjol Garros
                                       ---------------------------------
                                         Name: Alain Sereyjol Garros
                                         Title:   Authorized Signatory

                                          /s/ Alain Sereyjol Garros
                                       ---------------------------------
                                       Alain Sereyjol Garros